EXHIBIT 99.1

Prof. Donald Sadoway of MIT, Joins the Electrovaya Board

2012 Time Magazine: 100 most Influential People in the World

TORONTO, ON / ACCESS Newswire / April 17, 2025 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announced the appointment of Prof. Donald R. Sadoway to the Company's Board of Directors.

Donald R. Sadoway is Professor of Materials Chemistry Emeritus in the Department of Materials Science and Engineering at the Massachusetts Institute of Technology. With a Ph.D. in Chemical Metallurgy from the University of Toronto he joined the MIT faculty in 1978. The author of over 180 scientific papers and inventor on 42 U.S. patents, his research is directed towards batteries for grid-scale storage and electric vehicles and towards environmentally sound metals extraction technologies. His accomplishments include the invention of the liquid metal battery for large-scale stationary storage and the invention of molten oxide electrolysis for carbon-free metals production.

He is a co-founder of six companies: Ambri, Boston Metal, Lunar Resources, Avanti Battery, Pure Lithium, and Sadoway Labs. Online videos of his chemistry lectures hosted by MIT OpenCourseWare extend his impact on engineering education far beyond the lecture hall. Viewed over 2½ million times, his TED talk is as much about inventing inventors as it is about inventing technology. In 2012 Time magazine named him one of the 100 Most Influential People in the World.

"Electrovaya's unique lithium-ion battery technology with superior safety and cycle life offers exciting opportunities for electrifying the most energy intensive and mission-critical applications. I am excited to be joining the board of Electrovaya and to work alongside its members and management to help the Company accelerate the energy transition through its technology and product contributions." said Donald Sadoway.

"We are thrilled to welcome Donald Sadoway to the Electrovaya Board," said Dr Sankar Das Gupta, Executive Chairman of Electrovaya's Board of Directors. "Donald is an influential scientist, and taught generations of MIT students, who are now spread across the world"

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.